EXHIBIT (a)(5)

CONTACT INFORMATION:
USA:		Asia:
Lisa Laymon Investor Relations Manager (408) 546-6106 LLaymon@creative.com	Phil O’Shaughnessy Sr. Manager, Public Relations (408) 546-6773 Poshaughnessy@creative.com	Elizabeth Loo Investor Relations (65) 6895-4881 sqloo@ctl.creative.com

CREATIVE TECHNOLOGY’S PREVIOUSLY ANNOUNCED
FLOW BACK RESTRICTION TO COMMENCE ON JUNE 1, 2003

SINGAPORE – April 25, 2003 – Creative Technology Ltd. (Nasdaq: CREAF) today announced that the Flow Back Restriction, a step toward the Company’s previously announced intention to move to a single primary stock exchange listing, will commence on June 1, 2003.

Creative currently has primary listings on both the NASDAQ National Market (“NASDAQ”) and the Singapore Exchange Securities Trading Limited (“SGX-ST”). As announced on January 28, 2003, the Company intends to delist its Ordinary Shares from NASDAQ, and is initiating steps that can facilitate the elimination of its U.S. public reporting obligations. The delisting from NASDAQ would not affect the status of Creative’s shares on the SGX-ST.

The Flow Back Restriction will terminate the electronic transfer of Creative’s Ordinary Shares from the register of The Central Depository (Pte) Limited (“CDP”) in Singapore to accounts with brokers located in the U.S. so that there will not be an increase in the number of shares in the U.S. arising from the electronic movement of shares from Singapore to the U.S. The implementation of the Flow Back Restriction will ensure that the number of shares in the U.S. can be reduced by the number of shares that may be transferred from the U.S. to the CDP. The Flow Back Restriction does not prevent the physical transfer of shares from Singapore to the U.S.

Creative Technology Sets Date of Flow Back
Restriction Implementation to June 1, 2003
April 25, 2003

With the commencement of the Flow Back Restriction, CDP will no longer accept any request for the electronic transfer of Creative shares out of CDP. All depository agents should also take note that cross border arrangements for the transfer of Creative shares out of CDP will no longer be permitted from such date.

Creative is currently unable to estimate the timing of the proposed termination of its U.S. reporting obligations or the delisting from NASDAQ. Appropriate announcements will be made in due course.

Further information on Creative’s planned move to a single primary stock exchange listing on the SGX-ST is available in the Company’s press release dated January 28, 2003 and in its Schedule13E-3 filing with the Securities and Exchange Commission, dated April 9, 2003.

About Creative

Creative (Nasdaq: CREAF) is the worldwide leader in digital entertainment products for PC users. Famous for its Sound Blaster® audio cards and for launching the multimedia revolution, Creative is now driving digital entertainment on the PC platform with products like its highly acclaimed NOMAD® Jukebox. Creative’s innovative hardware, proprietary technology, applications and services leverage the Internet, enabling consumers to experience high-quality digital entertainment — anytime, anywhere.

Sound Blaster and the Creative logo are registered trademarks of Creative Technology Ltd. in the United States and other countries. NOMAD is a registered trademark of Aonix and is used by Creative Technology Ltd. and/or its affiliates under license. All other brands and product names are trademarks or registered trademarks of their respective holders and are hereby recognized as such.